December 30, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the "Company") in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by electronic mail dated December 19, 2014 relating to the Company's Annual Report on Form 10-K filed with the Commission on April 7, 2014. The numbered paragraphs below correspond to the numbered comments in the Staff's letter and the Staff's comments are presented in bold italics.

Form 10-K for the period ended December 31, 2013

Financial Statements

1.       We note your response to prior comment 4. Please note that assets that are transferred where the seller in substance controls the asset directly after the transfer should be recorded at their carried over historical values, which is the seller's carrying values, pursuant to guidance within SAB Topic 5G and ASC 805-30-5, which applies to your situation by analogy. We remain unclear why your accounting is appropriate under GAAP in light of the relevant authoritative accounting literature. Please tell us how you considered this literature in your accounting and restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014, as appropriate, to properly reflect the value of each land purchase at its historical carrying value (the historical cost of the seller). Prior to restating, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

The guidance in SAB Topic 5G addresses transfers of non-monetary assets by promoters or shareholders. Specifically, SAB Topic 5G only applies to non-monetary asset exchanges by promoters or shareholders for all or part of a company's common stock just prior to or contemporaneously with an initial public offering.

Here, our land purchase transactions in 2013 and 2014 were not conducted prior to or contemporaneously with initial public offering. In fact, we have not engaged in nor have definite plans to engage in an initial public offering since we were incorporated in 2011. Moreover, in the Comments from Staff dated November 27, 2013 relating to our Current Report on Form  8-K filed on September 20, 2013, we also addressed Staff's similar inquiry regarding the applicability of SAB Topic 5G to our land purchase transaction. In our reply to that inquiry, we clarified to Staff that SAB Topic 5G shall not apply to the transaction because "the transaction is not prior to or contemporaneously with a first time public offering." After then, Staff ceases to make same inquiry and finally granted us the notice of completion of review on January 22, 2014.

Additionally, as we stated in our prior response to your prior comment 3, after executing the land purchase agreements, we are the sole owner of the purchased land where significant benefits and risks of ownership to the purchased land were transferred to us accordingly. In fact, our board of directors rather than the land seller may decide whether or how the purchased land should be developed or disposed. Therefore, we rather than the land seller in substance control the purchased land directly after the transfer.

Given that our land transactions in 2013 and 2014 did not occur prior to or contemporaneously with an initial public offering and that we rather than the land seller in substance control the purchased land directly after the transfer, we do not believe that SAB Topic 5G applies.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339,  donchen77@gmail.com.

cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely,
San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com